Filed Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Filer: Bats Global Markets, Inc.

Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

(SEC File No.: 001-37732, 001-34774)

Bats Reports Third Quarter Net Income Growth of 13%

Announces Quarterly Cash Dividend of $0.08 per share

KANSAS CITY – November 3, 2016 – Bats Global Markets, Inc. (Bats: BATS), a leading global exchange operator and provider of market data and other financial markets services, today reported net income of $28.5 million and adjusted earnings† of $35.3 million for the third quarter ended September 30, 2016. Net income increased 13% and adjusted earnings† rose 17% compared to the same period in 2015 driven by continued growth in non-transaction revenue.

Diluted earnings per share increased to $0.29 during the third quarter of 2016 from $0.27 for the same period in 2015, along with adjusted earnings†, which excludes tax-adjusted amortization and other costs, rose to $0.36 per diluted share from $0.32.

“The third quarter was strong for Bats and our shareholders, highlighted by the announcement with CBOE Holdings. We expect this transaction, once complete, to move the combined company into new asset classes, products and geographies, all powered by Bats market-leading proprietary technology,” said CEO Chris Concannon. “Operationally, it was business as usual during the quarter as we continued to grow organic net revenue† and adjusted earnings†, driven by continued growth in non-transaction revenues and increased U.S. Options market share.”

Corporate Highlights

•	Entered into a definitive agreement under which CBOE Holdings has agreed to acquire Bats in a cash and stock transaction valued at approximately $32.50 per Bats share, or a total of approximately $3.2 billion, consisting of 31% cash and 69% CBOE Holdings stock, based on CBOE Holdings’ closing stock price of $70.30 per share on September 23, 2016.

•	Reported best-since-acquisition market share for Global FX (12.4%) and also remained strong in U.S. Equities (20.8%), U.S. Options (11.0%), and European Equities (23.0%). Global FX market share rose to 12.4% from 11.1% one year ago, while U.S. Options market share rose to 11.0% from 10.9% one year ago. U.S. Equities was 20.8% vs 21.7% and European Equities market share was 23.0% vs 24.4%. Bats also remained the largest stock exchange operator and trade reporting facility in Europe.

•	Welcomed seven new issuers to the Bats ETF Marketplace continuing the growth of its exchange-traded fund (ETF) trading and listings business. Bats remained the #1 market for the trading of ETFs with combined market share of 24.2% during the quarter, and has held the top position since February 2014. During the quarter, Bats added 11 ETF listings versus zero ETF listings during the third quarter of 2015, increasing its total number of listings on its U.S. market to 103. In the nine months ended September 30, 2016, Bats added 47 ETF listings.

•	Announced the planned launch of Bats LIS, a new block trading service for the European equity market. Bats LIS, which is subject to regulatory approval, is a large in scale indication of interest (IOI) negotiation and execution platform that will allow market participants to negotiate large blocks in European equities. Bats will license technology from BIDS Trading LP, the largest block trading ATS by volume in the U.S., to launch the service. Bats LIS will leverage BIDS’ highly-regarded software, BIDS Trader, and buy-side channel distribution, combined with Bats’ infrastructure required for trade execution, clearing and settlement.

•	Completed the acquisition of the Javelin Swap Execution Facility on November 1, 2016. The deal is intended to accelerate Bats’ plans to offer trading of non-deliverable forwards (NDFs) for the foreign exchange market, diversifying Bats Hotspot’s product offering. Bats Hotspot also plans to offer global trading of forwards contracts by the end of 2016.

•	The Board of Directors declared a regular quarterly cash dividend of $0.08 per share on the company’s outstanding common stock, which is payable on December 13, 2016, to stockholders of record at the close of business on November 30, 2016.

†Adjusted earnings, diluted adjusted earnings per share, organic net revenue, normalized EBITDA, and normalized EBITDA margin are non-GAAP financial measures. Please see the reconciliations of these non-GAAP financial measures at the end of this release.

Third Quarter 2016 Results

Net revenue, which represents revenue less cost of revenue, for the third quarter of 2016 increased 5% to $108.8 million from $104.0 million one year ago and increased 16% year to date. Increases were driven primarily by an increase in connectivity fee pricing in the U.S. Equities, U.S. Options, and Global FX markets. Organic net revenue†, defined as revenues less cost of revenues excluding revenues less cost of revenues of any acquisition for the quarter the business was acquired and the following year comparable quarter, increased 5% during the third quarter of 2016 and 13% year to date.

The table below summarizes consolidated financial results for the third quarter of 2016 and 2015.

	Three Months Ended
	September 30,	September 30,	Increase/	Percent
(in millions, except share and per share data)	2016	2015	(Decrease)	Change
Net Revenue[1]	$108.8	$104.0	$4.8	5%
Operating Income	55.6	54.9	0.7	1%
Net Income	28.5	25.3	3.2	13%
Adjusted Earnings[2]	35.3	30.3	5.0	17%
Diluted Weighted Average Shares Outstanding	96.8	95.4	1.4	1%
Diluted Earnings Per Share	$0.29	$0.27	$0.02	7%
Diluted Adjusted Earnings Per Share[3]	0.36	0.32	0.04	13%
Normalized EBITDA[4]	70.8	67.3	3.5	5%
Normalized EBITDA Margin[5]	65.1%	64.7%	0.4%

(1)	Represents total revenue less cost of revenue.

(2)	Represents net income adjusted for amortization, acquisition related costs, IPO costs, and loss on extinguishment of debt, net of tax. See the “Reconciliation of Non-GAAP Measures” section of this release for reconciliation to GAAP determined amount.

(3)	Represents Adjusted earnings divided by diluted weighted average shares outstanding.

(4)	“EBITDA” is defined as net income before interest, income taxes and depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition related costs, IPO costs, and tax restructuring costs. Other companies may calculate EBITDA differently than Bats. See the “Reconciliation of Non-GAAP Measures” section of this release for reconciliation to GAAP determined amount.

(5)	Represents Normalized EBITDA divided by net revenue.

Operating expenses were $53.2 million in the third quarter 2016 compared to $49.1 million in the third quarter 2015. The increase was primarily due to an increase in global employee headcount in 2016 and additional expenses related to Bats’ initial public offering in 2016. This increase was offset by synergies achieved from the 2014 Direct Edge acquisition.

The effective tax rate for the third quarter increased slightly to 41.2% compared with 40.5% during third quarter 2015.

Business Segment Results

Net Revenue Summary by Business Segment (in millions):

	Three Months Ended
	September 30,	September 30,	Increase/	Percent
Net Revenue	2016	2015	(Decrease)	Change
U.S. Equities	$71.1	$69.3	$1.8	3%
European Equities	15.9	17.1	(1.2)	-7%
U.S. Options	11.4	7.5	3.9	52%
Global FX	10.4	10.1	0.3	3%
Total	$108.8	$104.0	$4.8	5%

†Adjusted earnings, diluted adjusted earnings per share, organic net revenue, normalized EBITDA, and normalized EBITDA margin are non-GAAP financial measures. Please see the reconciliations of these non-GAAP financial measures at the end of this release.

Normalized EBITDA Summary by Business Segment (in millions):

	Three Months Ended
	September 30,	September 30,	Increase/	Percent
Normalized EBITDA	2016	2015	(Decrease)	Change
U.S. Equities	$51.5	$47.6	$3.9	8%
European Equities	9.2	11.6	(2.4)	-21%
U.S. Options	6.0	4.2	1.8	43%
Global FX	4.4	4.1	0.3	7%
Corporate	(0.3)	(0.2)	(0.1)	50%
Total	$70.8	$67.3	$3.5	5%

(1)	Normalized EBITDA is defined as EBITDA before acquisition related costs, IPO costs, and tax restructuring costs. Other companies may calculate Normalized EBITDA differently than Bats. See the “Reconciliation of Non-GAAP Measures” section of this release for reconciliation to GAAP determined amount.

Volume and Market Share by Business Segment (in billions except percentages and noted below)

	Three Months Ended
	September 30,	September 30,	Increase/	Percent
	2016	2015	(Decrease)	Change
U.S. Equities
Market average daily volume	6.6	7.3	(0.7)	-10%
Total matched market share	20.8%	21.7%	-0.9%

European Equities
Market average daily notional value	€39.8	€49.7	€(9.9)	-20%
Overall pan-European market share	23.0%	24.4%	-1.4%

U.S. Options
Market average daily volume (in millions)	15.1	17.8	(2.7)	-15%
Matched market share	11.0%	10.9%	0.1%

Global FX
Market average daily notional value	$25.7	$25.9	$(0.2)	-1%
Market share	12.4%	11.1%	1.3%

Earnings Conference Call Information

Bats Global Markets will hold a conference call at 8:00 a.m. ET today to review its third quarter 2016 financial results. A live audio webcast of the earnings call will be available on the company’s website at www.ir.bats.com. Participants may also listen via telephone by dialing 877-407-5795 if calling from the United States, or 201-689-8722 if dialing from outside the United States. For participants on the telephone, please dial into the call ten minutes prior to the start of the call. The call will be archived on the company’s website for replay.

Cautionary Statements Regarding Forward-Looking Information

This earnings release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE and Bats, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This earnings release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This earnings release is being made in respect of the proposed merger transaction involving CBOE and Bats. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of

CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

About Bats Global Markets, Inc.

Bats Global Markets, Inc., is a leading global operator of exchanges and services for financial markets, dedicated to Making Markets Better. We are the second-largest stock exchange operator in the U.S., operate the largest stock exchange and trade reporting facility in Europe, and are the #1 market globally for ETF trading. We also operate two fast-growing U.S. options exchanges. In the global foreign exchange market, we operate Hotspot. ETF.com, a leading provider of ETF news, data and analysis, is a wholly-owned subsidiary. The company is headquartered in Kansas City with offices in New York, London, Chicago, San Francisco, Singapore and Quito, Ecuador. Visit bats.com and @BatsGlobal for more information.

Bats Contacts:

Communications Randy Williams (New York) +1.212.378.8522 comms@bats.com	Communications Stacie Fleming (London) +44.207.012.8950 comms@bats.com	Communications Hannah Randall (New York) +1.646.856.8809 comms@bats.com	Investor Relations Mark Marriott +1.913.815.7132 ir@bats.com

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (unaudited)

(in millions, except per share data)

	Three Months Ended
	September 30,	September 30,
	2016	2015
Revenues:
Transaction fees	$307.1	$361.8
Regulatory transaction fees	71.8	73.2
Market data fees	36.4	35.2
Connectivity fees and other	26.3	21.8
Total revenues	441.6	492.0
Cost of revenues:
Liquidity payments	250.8	302.1
Section 31 fees	71.8	73.2
Routing and clearing	10.2	12.7
Total cost of revenues	332.8	388.0
Revenues less cost of revenues	108.8	104.0
Operating expenses:
Compensation and benefits	23.6	20.9
Depreciation and amortization	10.4	10.5
Systems and data communication	4.5	5.0
Occupancy	0.7	0.7
Professional and contract services	5.4	1.8
Regulatory costs	2.8	2.9
Changes in fair value of contingent consideration to related party	0.5	1.7
General and administrative	5.3	5.6
Total operating expenses	53.2	49.1
Operating income	55.6	54.9
Non-operating (expenses) income:
Interest expense, net	(7.4)	(12.9)
Equity in earnings in EuroCCP	0.3	0.4
Other income	—	0.1
Income before income tax provision	48.5	42.5
Income tax provision	20.0	17.2
Net income	$28.5	$25.3
Basic earnings per share	$0.30	$0.27
Diluted earnings per share	$0.29	$0.27

Basic weighted average shares outstanding	94.8	94.6
Diluted weighted average shares outstanding	96.8	95.4

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Financial Condition (unaudited)

(in millions, except per share data)

	As of
	September 30,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$69.1	$75.1
Restricted cash	1.8	—
Financial investments:
Trading investments, at fair value	0.5	0.5
Available-for-sale investments, at fair value	—	47.2
Accounts receivable, net	135.6	131.0
Income taxes receivable	—	16.0
Other receivables	2.1	5.4
Prepaid expenses	6.7	5.1
Total current assets	215.8	280.3
Property and equipment, net	25.2	29.6
Goodwill	727.2	741.3
Intangible assets, net	218.2	239.0
Deferred income taxes, net	11.2	0.6
Investment in EuroCCP	11.1	11.4
Other assets	9.0	4.8
Total assets	$1,217.7	$1,307.0
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$83.3	$72.9
Section 31 fees payable	25.1	93.0
Current portion of long-term debt	4.1	83.9
Current portion of contingent consideration liability to related party	6.6	6.6
Total current liabilities	119.1	256.4
Long-term debt, less current portion	595.2	593.7
Contingent consideration liability to related party, less current portion	54.4	58.8
Unrecognized tax benefits	11.4	8.0
Deferred income taxes	0.2	7.4
Other liabilities	2.6	2.8
Commitments and contingencies
Stockholders’ equity:
Common stock	1.0	1.0
Common stock in treasury	(6.8)	(6.5)
Additional paid-in capital	276.7	270.6
Retained earnings	193.8	125.0
Accumulated other comprehensive loss, net	(29.9)	(10.2)
Total stockholders’ equity	434.8	379.9
Total liabilities and stockholders’ equity	$1,217.7	$1,307.0

Bats Global Markets, Inc. and Subsidiaries

Reconciliation of Non-GAAP Measures

(in millions, except per share data)

EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Normalized EBITDA as a measure of operating performance for preparation of our forecasts, evaluating our leverage ratio for the debt to earnings covenant included in our outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and normalized EBITDA.

	Three Months Ended September 30,
	2016						2015
	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate	Total	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate	Total

Net income (loss)	$46.6	$6.2	$5.5	$(0.3)	$(29.5)	$28.5	$43.3	$9.6	$3.7	$(1.0)	$(30.3)	$25.3
Interest	—	—	—	—	7.4	7.4	—	—	—	—	12.9	12.9
Income tax provision	0.6	1.5	—	—	17.9	20.0	0.5	—	—	—	16.7	17.2
Depreciation and amortization	4.3	1.5	0.5	4.1	—	10.4	4.6	2.0	0.5	3.4	—	10.5
EBITDA	51.5	9.2	6.0	3.8	(4.2)	66.3	48.4	11.6	4.2	2.4	(0.7)	65.9
Acquisition-related costs	—	—	—	0.6	3.4	4.0	(0.8)	—	—	1.7	—	0.9
IPO costs	—	—	—	—	0.3	0.3	—	—	—	—	0.5	0.5
Tax restructuring costs	—	—	—	—	0.2	0.2	—	—	—	—	—	—
Normalized EBITDA	$51.5	$9.2	$6.0	$4.4	$(0.3)	$70.8	$47.6	$11.6	$4.2	$4.1	$(0.2)	$67.3

Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. We have presented Adjusted earnings because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance across periods relative to other operators of electronic exchanges. We also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate Adjusted earnings differently than we do. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to Adjusted earnings.

	Three Months Ended September 30,
	2016	2015

Net income	$28.5	$25.3
Amortization	6.8	7.1
Acquisition-related costs	4.0	0.9
IPO costs	0.3	0.5
Tax restructuring costs	0.2	—
Tax effects of adjustments	(4.5)	(3.5)
Adjusted earnings	$35.3	$30.3

Diluted Weighted Average Shares Outstanding	96.8	95.4
Diluted Adjusted Earnings Per Share	$0.36	$0.32

Organic net revenue does not represent, and should not be considered as, an alternative to revenues less cost of revenues, or net revenue, as determined in accordance with U.S. GAAP. We have presented organic net revenue because we consider it an important supplemental measure of our performance and we use it as the basis for monitoring our own core operating financial performance across periods relative to other operators of electronic exchanges. We also believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. We believe that investors may find this non-GAAP measure useful in evaluating our performance compared to that of peer companies in our industry. Other companies may calculate organic net revenue differently than we do. Organic net revenue has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of revenues less cost of revenues to organic net revenue.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Revenues less cost of revenues	$108.8	$104.0	$330.5	$285.8
Recent acquisitions:
Global FX revenues less cost of revenues (for the three months ended March 31, 2016 and 2015)	—	—	(10.4)	(2.4)
Organic net revenue	$108.8	$104.0	$320.1	$283.4